EXHIBIT 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

	Nine months ended
	September 30,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
(in millions, except ratios)

Earnings:
Income (loss) from continuing operations
before provision for income taxes
and extraordinary item	$79.8	$113.7	$163.0	$81.5	$60.7	$135.3	$(21.1)
Add:
Fixed charges	15.3	13.0	16.4	21.0	16.9	13.3	2.2
Total earnings (loss)	$95.1	$126.7	$179.4	$102.5	$77.6	$148.6	$(18.9)

Fixed charges
Interest expense, net	$13.2	$10.0	$13.0	$15.0	$11.0	$8.4	$-
Preferred share dividends	0.1	1.4	1.5	3.4	3.8	2.8	-
Rental interest factor	2.0	1.6	1.9	2.6	2.1	2.1	2.2
Total fixed charges	$15.3	$13.0	$16.4	$21.0	$16.9	$13.3	$2.2

Ratio of earnings to fixed charges	6.2:1	9.7:1	10.9:1	4.9:1	4.6:1	11.2:1	(A)

(A) Earnings were inadequate to cover fixed charges by $21.1 million

67